Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

PUMA®

For immediate release

	MEDIA CONTACT:	INVESTOR CONTACT:
U.S.A.:	Lisa Beachy, Tel. +1 617 488 2945	
Europe:	Ulf Santjer, Tel. +49 9132 81 2489	Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, July 27, 2004 – PUMA AG announces its consolidated financial results for the 2nd Quarter and 1st Half-Year of 2004

Financial Highlights:

- Branded sales increase 20% in Q2 and 21% ytd.
- Consolidated sales rise 17% in Q2 and 24% ytd.
- Gross profit margin sustained at a high level of 51%.
- EBT increase 41% in Q2 and 53% in the first half.
- EPS increase 47% to €3.43 and by 56% to €8.45 respectively.

Outlook:

- Due to a strong order intake total future orders are up by 22% end of June.
- New records expected across the board in FY 2004: Sales growth of about 20% and earnings growth of more than 30% now anticipated.

Sales and earnings review

Sales momentum continues

During Q2, consolidated sales increased by 17.1% to €352 million. The Apparel segment realized the strongest growth of 26.3%, reaching €99 million. Footwear was up 13.3% to €229 million and Accessories improved by 19.2% to €25 million. On a currency neutral basis, total sales in Q2 were up 18.3%. Q2 marks the first quarter in which year-to-date comparisons reflect full consolidation of PUMA Japan, as the first-time consolidation took place April 1 of last year.

Sales in the first half of 2004 grew by 23.6% to €796 million; this marks a currency neutral improvement of 26.2% versus the first half of the previous year. First half Footwear sales grew by 18.5% to €535 million, Apparel by 32.8% to €210 million and Accessories jumped by 48.1% to €51 million.

Branded sales exceed €1 billion in H1
PUMA's branded sales, which include consolidated sales and licensee sales, reached €465 million during Q2, thus marking a 20.4% (currency adjusted 20.9%) increase over last year. During the first six months, a growth rate of 21.1% was realized, yielding YTD sales in excess of €1.0 billion. Footwear sales rose by 14.7% to €590 million, Apparel by 29.9% to €349 million and Accessories by 38.7% to €75 million. Currency adjusted growth was even higher, reaching 23.1%. After the end of H1 Footwear accounted for 58.2% (PY 61.5%), Apparel for 34.4% (PY 32.1%) and Accessories for 7.4% (PY 6.4%) of global branded sales.

Strong performance in licensed business
Overall, PUMA's licensed business showed very positive developments. In Q2, licensee sales increased by 32% to €112 million, driven by sales in Asia. Sales in H1 increased by 12.9% to €218 million or by 34.2% excluding the first time consolidation effect from Q1.

During Q2 PUMA generated royalty and commission income of €11 million. Despite the consolidation effect of the Japanese business in Q1, royalty and commission income reached €22 versus €21 million in the first half of '03. On a like-to-like basis, royalty and commission income increased by approximately 23%.

Gross profit margin remains on a high level of 51%
The positive developments in PUMA's gross profit margin were maintained in Q2. PUMA reported an increase in gross margin of 220 basis points, thereby reaching 51% versus 48.8% in last year's quarter. The margin increased from 48% to 51.4% during the first half year versus the same period last year. This corresponds to an increase of 340 basis points. The improvement was due to three factors, a favorable shift in product mix, a higher proportion of sales through PUMA's retail channels, as well as positive currency effects. The Footwear margin climbed from 48.6% to 52.8%, Apparel from 46.6% to 48.8% and Accessories from 45.7% to 46.9%.

SG&A expenses on a low level
Total SG&A expenses grew at a slower rate than sales, resulting in a further decline as a percentage of sales from 31.9% to 30.9% during Q2 and from 30.4% to 28.7% for the first six months. In absolute amounts, the company spent €229 million in H1 2004 versus €196 million last year.

First half Marketing/Retail expenditure accounted for €100 million or 12.5% of sales compared to €83 million or 12.9% last year. Product development and design costs rose by 14.9% to €18 million or 2.2% of sales (PY €15 million or 2.4%). In total, the company increased brand-building investments by €19 million to €118 million during the first half of 2004. Other selling, general and administrative expenses increased by 14.1% to €111 million, but reduced as a percentage of sales from 15.2% to 14%.

Depreciation and amortization increased by 24.6% to €4.5 million and by 25.6% to €8.5 million respectively. This increase was mainly driven by PUMA's own retail business and the related investments.

High profitability continues
EBIT jumped from €55 million to €77 million in Q2 and from €127 million to €194 million in H1. Thus once again, EBIT grew faster than sales. This resulted in a margin improvement from 18.4% to 21.8% and from 19.8% to 24.3% respectively. The financial result jumped significantly from €0.2 million to €1.8 million in the first six months. Therefore, H1 pre-tax profit climbed by 53.3% to €195 million. Additionally, the tax rate was reduced from last year's level of 32.5% to 30.5% this year.

Net earnings rose from €37 million to €55 million in Q2 and from €86 million to €135 million in H1. Net return on sales was 15.6% and 17%. Earnings per share jumped from €2.34 to €3.43 in Q2 and from €5.42 to €8.45 in H1. Diluted EPS were calculated at €3.33 versus €2.26 and at €8.23 versus €5.28 YTD.

Balance sheet review

Strong financial position
Total assets grew by 31.9% to €869 million compared to €659 million in the previous year. The equity ratio improved from 48.6% to 54.3% as of June 30, 2004, and is a reflection of PUMA's highly profitable business. These items, coupled with PUMA's strong cash position and higher equity resonate the firm's solid financial platform.

Strong rise in net cash position
Liquid assets increased from €79 million to €225 million, whereby bank debts were reduced from €31 million to €14 million. Accordingly the net cash position rose from €49 million to €210 million.

Working capital improvement
Inventories increased by only 5.4%, reaching €210 million, while receivables grew by 14.7% to €292 million. Total working capital at the end of June amounted to €204 million compared to €224 million, marking a decrease of 8.8%.

Significant increase in free cash flow
Strong growth in earnings before taxes (€127 million to €195 million,) coupled with a good working capital management and only a slight increase in capital expenditure (€16 million compared to €14 million last year) have generated a free cash flow of €92 million compared to a negative cash flow of €4 million (before acquisition) in last year's six month period. Therefore, the free cash flow significantly increased in last year's comparison.

Share buy back

PUMA continued its share buy back program in Q2. During this period the company added 225,000 shares to the treasury stock, which corresponded to an investment of €45 million. The buy back was financed through the company's cash position. At the end of June, the company held a total of 525,000 shares for a total *investment of €85 million. This represents 3.2% of the total stock capital.*

Regional development

Strong performance in all regions
In **Europe** the sales momentum continued as sales increased by 23.7% to €232 million in Q2 and by 23.2% to €546 million in the first six months. All countries in the region reported double-digit growth rates, thereby providing a strong indication to the company's solid positioning. The European region represented 68.5% of consolidated sales. As expected, the strongest growth was achieved in the Apparel segment, which increased by 38.2% in H1 vs. last year. Footwear and Accessories recognized similar growth rates registering 18.1% each. The overall gross profit margin was extended from 52% to 54%. As a result of the *favourable order intake during Q2, the future orders level remained high, totalling €503 million at the end of* June, translating to an increase of 20.4% against last year's level.

The **Americas** realized sales of €72 million in Q2 and €145 million in the first half of the year. This marks a currency neutral growth of 16.1% or 20.3% respectively. In Euro currency, the growth was 9% for each period. After the first six months, this region accounts for 18.2% of group sales. On a US Dollar basis all product segments contributed with a double-digit increase: Footwear up 17.4%, Apparel up 24.8% and Accessories up 59.6%. The gross profit margin in this region improved by 300 basis points during the first six months and reached 46.6% compared with 43.6% last year. Primarily as a result of the rapid increase in order income during Q2, the order book as of end of June showed a currency neutral growth rate of 39.4%. In Euros, orders were up by 25.4% to €119 million as of June.
The **US** market achieved top-line growth of 13.9% in Q2 and 15.2% in H1. The order backlog accelerated since the beginning of the current year and reached a growth rate of 35.8%, which totalled US$131 million at the end of June.

In Q2, the **Asia/Pacific** region reported sales of €41 million. This is slightly higher than last year's quarter. As previously announced, the company streamlined its product range and distribution in Japan. For the first six months, sales increased by 60.2% to € 86 million (currency neutral 51.7%), or by 20.1% (currency neutral 10%) excluding the effect from the first time consolidation. This region accounts for 10.8% of Group sales. All product segments achieved favorable growth rates. The gross profit margin improved from 44% to 47.6%. A strong order intake, in particular in Japan, led to significant improvements in the order backlog. As of June 30, 2004 total orders in the region were up by 15%.

Sales in the **Africa/Middle East** region improved by 9.5% to €7million in Q2 and exhibited impressive growth of 32.4% to €20 million in the first six months. All product segments reported double-digit growth rates. Overall, the region contributed 2.5% to consolidated sales. A considerable improvement was realized in the gross profit margin, which jumped from 24% to 30%. Order momentum continues at a very high level with a growth of 77.1%.

Future orders

Strong order intake strengthens future orders
Strong order intake across all regions in Q2 strengthens future orders. Total future orders at the end of the quarter increased by 21.9% from €593 million to €723 million. Currency adjusted this marks an increase of 23.8%. The bulk of these orders include deliverables in Q3 and Q4 2004 as well as the first orders for Q1 2005. Orders received thus far for the Spring Summer 2005 collection are very encouraging.

Broken down by product segment, Footwear increased by 19.7% to €499 million, (21.7% on a currency adjusted basis), Apparel 24.4% (26.3% currency adjusted) to €185 million and Accessories by 41.9% (42.3% currency adjusted) to €39 million. On a regional basis, the order situation is as follows: Europe increased 20.4% to €503 million and the Americas 25.4% (or currency adjusted 39.4%) to €119 million. As expected, the Asia/Pacific region reported strong improvements during the last quarter and increased by 15% (11.2% currency adjusted) from €67 million last year to €77 million end of June 2004. Africa/Middle East was up 77.1% (72.5% currency adjusted) to €23 million.

Outlook

New records expected across the board in FY 2004
After a strong first half-year and a remarkable growth in order volume at the end of June, Management expects growth in sales for H2 to be between 15% and 20%. As a result, this should lead to an annualized growth rate of approximately 20% for FY 2004 versus the previous expectations between 15% and 20%, and would mark the sixth consecutive year of double-digit growth. Due to the desirability of the PUMA brand, supported by its selective distribution strategy, profitability should remain on a high level, with a gross profit margin between 50% and 51%.

As already announced, a further decline in SG&A expenses (as a percentage of sales) is expected versus last year and should provide an annualized rate of SG&A expenditure of approximately 29%. Royalty and commission income should be slightly above the previous year's level, despite the consolidation effect from the first quarter. For the sixth consecutive year, once again this should also result in EBT growth that outpaces the company's growth in sales. Additionally, a new record in pre-tax profit with a growth rate of more than 30% is anticipated. The tax rate is expected to be around 31%, while EPS should surpass the €15 mark.

Jochen Zeitz, CEO: "We are very pleased with the outstanding developments that have characterized the first half of 2004. Our significantly above industry growth and current order book indicate that the brand is continuing its strong momentum and desirability. PUMA's creative direction continues to resonate with its consumers. These factors in combination with PUMA's unique positioning as a Sportlifestyle brand lead us to be confident about the brand's and company's ongoing success."

Financial Calendar:

Week 44, 2004	Release/interim report of Q3 results for 2004 Analyst Conference Call
Week 5, 2005	Preliminary Results FY 2004
Week 9, 2005	Final Results 2004 Press Conference Analyst Conference Call
April 2005	Annual Shareholders' Meeting
Week 17, 2005	Release of Q1/interim report results for 2005 Analyst Conference Call
Week 30, 2005	Release/interim report of Q2 results for 2005 Analyst Conference Call

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Income Statements

	Q2/2004 € Mio.	Q2/2003 € Mio.	Devi-ation	1-6/2004 € Mio.	1-6/2003 € Mio.	Devi-ation
Net sales	352,3	300,9	17,1%	796,1	644,0	23,6%
Cost of sales	-172,5	-154,1	11,9%	-387,1	-335,1	15,5%
Gross profit	179,8	146,8	22,5%	409,0	308,9	32,4%
- in % of net sales	51,0%	48,8%		51,4%	48,0%	
Royalty and commission income	10,7	8,2	30,9%	21,9	21,2	2,9%
	190,5	155,0	22,9%	430,8	330,1	30,5%
Selling, general and administrative expenses	-109,0	-96,0	13,6%	-228,7	-196,0	16,6%
EBITDA	81,5	59,0	38,2%	202,1	134,1	50,7%
Depreciation and amortisation	-4,5	-3,6	24,6%	-8,5	-6,8	25,6%
EBIT	77,0	55,4	39,0%	193,6	127,3	52,1%
- in % of net sales	21,8%	18,4%		24,3%	19,8%	
Interest result	1,2	0,0	3900,0%	1,8	0,2	839,9%
EBT	78,2	55,4	41,1%	195,4	127,5	53,3%
- in % of net sales	22,2%	18,4%		24,5%	19,8%	
Income taxes	-23,4	-18,4	27,4%	-59,6	-41,4	43,8%
- Tax ratio	29,9%	33,2%		30,5%	32,5%	
Minorities	0,1	-0,0	-500,0%	-0,5	-0,2	131,4%
Net earnings after minorities	54,9	37,0	48,3%	135,2	85,8	57,6%
Net earnings per share (€)	3,43	2,34	46,6%	8,45	5,42	55,9%
Net earnings per share (€) - diluted	3,33	2,26	47,3%	8,23	5,28	55,9%
Weighted average shares outstanding				16,000	15,846	1,0%
Weighted average shares outstanding - diluted				16,427	16,260	1,0%

Balance Sheet

	June 30, 2004 € Mio.	June 30, 2003 € Mio.	Devi-ation	Dec. 31, 2003 € Mio.
ASSETS				
Cash	224,6	79,3	183,3%	190,6
Inventories	210,4	199,6	5,4%	196,2
Receivables and other current assets	291,6	254,3	14,7%	177,5
Total current assets	726,6	533,2	36,3%	564,3
Deferred income taxes	36,9	32,1	15,1%	36,5
Property and equipment, net	74,3	60,2	23,4%	66,5
Goodwill and other long-term assets	31,2	33,5	-7,1%	32,9
	869,0	659,0	31,9%	700,1
LIABILITIES AND SHAREHOLDERS' EQUITY				
Short-term bank borrowings	14,4	30,6	-52,8%	16,8
Accounts payable	160,3	135,3	18,4%	132,6
Other current liabilities	72,9	57,2	27,5%	69,0
Total liabilities	247,6	223,1	11,0%	218,5
Pension accruals	18,7	18,4	1,5%	18,5
Tax accruals	56,6	32,2	75,7%	27,1
Other accruals	70,0	64,5	8,6%	49,0
Long-term liabilities interest bearing	0,0	0,1	-31,5%	0,0
Deferred income taxes	3,2	0,0		3,2
Minority interest	1,4	0,7	94,9%	0,8
Total shareholders' equity	471,4	320,0	47,3%	383,0
	869,0	659,0	31,9%	700,1

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

PUMA®

Cash flow Statement

	1-6/2004 € Mio.	1-6/2003 € Mio.	Deviation
Earnings before taxes on income	**195,4**	**127,5**	**53,3%**
Depreciation	8,5	6,8	25,6%
Other non cash effected expenses and income	-1,2	8,8	
Cash flow - gross	**202,7**	**143,1**	**41,7%**
Change in net assets	-71,4	-87,9	-18,7%
Taxes, interests and other payments	-27,9	-44,1	-36,9%
Cash flow from operating activities	**103,5**	**11,1**	**833,0%**
Payments for acquisitions	0,0	-30,3	
Purchase of property and equipment	-16,1	-14,3	13,2%
Interest received and others	4,6	-0,9	-614,2%
Cash flow from investing activities	**-11,6**	**-45,5**	**74,6%**
Free cash flow before acquisitions	**91,9**	**-4,1**	
Capital increase	17,3	0,1	
Dividend payments	-11,2	-8,7	28,0%
Purchase of own shares	-63,7	0,0	
Other changes	-1,8	11,7	-115,4%
Cash flow from financing activities	**-59,4**	**3,0**	
Effect on exchange rates on cash	1,5	-2,9	150,6%
Change in cash and cash equivalents	34,0	-34,3	199,2%
Cash and cash equivalents at beginning of financial year	190,6	113,6	67,8%
Cash and cash equivalents end of the period	**224,6**	**79,3**	**183,3%**

Segment Data

	Sales		Gross profit	
	1-6/2004	**1-6/2003**	**1-6/2004**	**1-6/2003**
	by head office location of customer			
Breakdown by regions	**€ Mio.**	**€ Mio.**	**%**	**%**
Europe	545,6	442,8	54,0%	52,0%
America	144,5	132,5	46,6%	43,6%
- thereof USA in US$	151,4	131,4		
Asia/Pacific Rim	85,9	53,6	47,6%	44,0%
Africa/Middle East	20,1	15,2	30,0%	24,0%
	796,1	644,0	51,4%	48,0%

	Sales		Gross profit	
	1-6/2004	**1-6/2003**	**1-6/2004**	**1-6/2003**
Breakdown by product segments	**€ Mio.**	**€ Mio.**	**%**	**%**
Footwear	534,9	451,4	52,8%	48,6%
Apparel	209,9	158,0	48,8%	46,6%
Accessories	51,3	34,6	46,9%	45,7%
	796,1	644,0	51,4%	48,0%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.